United States securities and exchange commission logo





                              November 16, 2022

       Yujun Xiao
       Chief Executive Officer
       HUHUTECH International Group Inc.
       3-1208 Tiananzhihui Compound
       228 Linghu Road
       Xinwu District, Wuxi City, Jiangsu Province
       People   s Republic of China 214135

                                                        Re: HUHUTECH
International Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Filed on October
21, 2022
                                                            File No. 377-06419

       Dear Yujun Xiao:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form F-1 filed October 21, 2022

       Cover Page

   1. We note your disclosure that you are not a Chinese operating company but a Cayman
                                                        Islands holding company
with operations conducted by one or more subsidiaries. Provide a cross-reference to
your detailed discussion of risks facing the company and the offering as a result of this
structure.
   2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the
 Yujun Xiao
HUHUTECH International Group Inc.
November 16, 2022
Page 2
         business operations. For example, refrain from using terms such as
we    or    our    or    the
         Company    when disclosing the entity in which investors are
purchasing an interest. In
         addition, please revise throughout the filing to clarify which subsidiary is currently an operating subsidiary and refer to your subsidiaries consistently. If there are any other operating subsidiaries outside of China, please revise your disclosure to provide material information to prospective investors.
3. Please explain whether you will be a controlled company under exchange rules and, as a result, may elect not to comply with certain corporate governance requirements. Please update your disclosure as appropriate.
4.       We note your general disclosure regarding how cash is transferred through your
         organization here and in the prospectus summary and have the following comments:
             Please revise to describe more specifically for each subsidiary. Please clarify whether any dividends or distributions have been made and if so,
             quantify the amount. If no dividends or distributions have been made, please revise your disclosure elsewhere in the filing.
             Please confirm whether you and your subsidiaries do not expect to pay cash dividends in the foreseeable future to the other subsidiaries and to investors.
             Please clarify whether any of your China-based subsidiaries have incurred debt on their own behalf, which restrict their ability to pay dividends to HUHUTECH.
             When describing the    statutory foreign debt upper limit
elsewhere in the document,
             please use consistent terminology for clarity.
Prospectus Summary, page 1

5. Please refer to the table on page 1 and explain how the information is consistent with the table included on F-14.

6. Please clarify whether you have written agreements with the customers and suppliers mentioned in this section. Also, file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.
7. In your risk factor summary, please revise your risks related to doing business in the PRC to include cross-references to the more detailed discussion of these risks in the filing.
8. Please revise both the risk factor summary and the risk factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks. FirstName LastNameYujun Xiao
9. We note your disclosure that management concluded that your internal control over
Comapany    NameHUHUTECH
       financial                  International
                 reporting as of December    31,Group Inc. ineffective.
Consider revising your
                                                 2021 was
       summary
November          riskPage
            16, 2022   factors
                            2 to include this risk.
FirstName LastName
 Yujun Xiao
FirstName LastNameYujun     Xiao Inc.
HUHUTECH     International Group
Comapany 16,
November  NameHUHUTECH
              2022            International Group Inc.
November
Page 3    16, 2022 Page 3
FirstName LastName
Risk Factors
COVID-19, page 20

10. We note your COVID-19 discussion that you experienced significant business disruptions, including production and sales activities, and that COVID-19 had a material adverse effect on your results of operations and financial condition. Please revise your disclosure to describe these effects.
Risk Factors
Inflation, page 24

11. We note you identify inflation among the factors that may materially affect your results on page 24. If recent inflationary pressures have materially impacted your operations, please include appropriate risk factor disclosure and revise throughout the filing. Identify the types of inflationary pressures you are facing, describe how your business has been affected and the resulting impact on your financial condition and results of operation, and identify the actions planned or taken, if any, to mitigate inflationary pressure. Finally, please disclose whether and how your business segment, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect
         to:
             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
              geopolitical tension or have sought to    de-globalize    your
supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
Risk Factors
Business segments, page 27

12.      Please clarify whether you have multiple business segments.
Risk Factors
HFCAA, page 38

13. We note your disclosure about the Holding Foreign Companies Accountable Act. Please update to specifically reference that the United States Senate has passed the Accelerating
         Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time before your securities may be prohibited from trading or delisted. Yujun Xiao
FirstName LastNameYujun     Xiao Inc.
HUHUTECH     International Group
Comapany 16,
November  NameHUHUTECH
              2022            International Group Inc.
November
Page 4    16, 2022 Page 4
FirstName LastName
Risk Factors
Shareholder noncompliance, page 38

14. Please expand your disclosure to clarify which of your shareholders are not in compliance with PRC regulations relating to offshore investment activities by PRC residents. If any of these shareholders is a director or member of senior management of the company and disclosure is required pursuant to Item 8.A.7. of Form 20-F, please update your disclosure. Revise your filing to discuss any current legal or administrative proceedings.
Risk Factors
Nasdaq approval, page 42

15. Please add risk factor disclosure regarding the risks that Nasdaq may not approve your application for listing. In this regard, we note disclosure on the prospectus cover pages that states the offering will not be completed in the absence of Nasdaq listing approval
         (i.e.,    if it is not approved, we will not complete this offering
).
Use of Proceeds, page 49

16. We note your disclosure that approximately 30% of the net proceeds from the offering is expected to be used for the acquisitions of, or investments in, or setting up enterprises focused in the same industry in other countries. Please clarify whether this is specific to
         HUHU Japan or refer to any other current or future subsidiaries and revise throughout the filing. Please also describe how your disclosure complies with Item 3.C.2. and 3.C.3. of
         Form 20-F.
Capitalization, page 51

17. The footnotes to your capitalization table refer to a "non-accountable expense allowance"
         as a deduction to expected offering proceeds. Please tell us and explain in your disclosure, the nature of this adjustment.
Enforceability of Civil Liberties, page 53

18. Please revise to disclose whether your directors, officers, or senior management are located in China or Hong Kong and, if so, state that it will be more difficult to bring actions and enforce judgments against these individuals.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
General, page 57

19. Please refer to comment 47 below. On page 58, please tell us how you determined to include a reference to interim results ended March 31, 2022 without providing corresponding interim financial statements. Revise disclosures as appropriate.
20. Please identify any trend information that is reasonably likely to have a material effect on your results of operation or financial condition. By way of example only, for the current
 Yujun Xiao
FirstName LastNameYujun     Xiao Inc.
HUHUTECH     International Group
Comapany 16,
November  NameHUHUTECH
              2022            International Group Inc.
November
Page 5    16, 2022 Page 5
FirstName LastName
         financial year, discuss any known trends or uncertainties in average contract price and number of contracts for your system integration projects as well as cash requirements related to the expansion of HUHU Japan, if any. Refer to Item 5.D. of Form 20-F.
21. Revise your disclosure to include the expected construction of a 5,000 square meter R&D
         plant, as discussed the Use of Proceeds section, and management   s
expectations regarding
         R&D spending.
22.      Please revise to include the information required by Item 11 of Form
20-F.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
System integration projects contracts, page 59

23. Please clarify whether your system integration projects are long-term contracts or short-
         term contracts. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures from these contracts and update your risk factor disclosure as applicable.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
State-owned companies benefit, page 60

24.      We note your disclosure that you expect state-owned companies    will
bring future
         benefits to the Company   s operations even with lower profit margin.
  Please provide any
         statistical data that you believe will enhance a reader   s
understanding of this statement.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Bank loans, page 62

25. Please clarify whether you have written loan agreements with banks mentioned in this section. Also, file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.
26.      Please discuss your bank loans as sources of liquidity.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Material cash requirements, page 64

27. Please revise to describe all material cash requirements, including short-term and long-
         term requirements, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting estimates, page 65

28. Please explain how your disclosure in this section complies with Item 5.E. of Form 20-F, including how the disclosure supplements, but does not duplicate, the description of accounting policies in the Notes to the Financial Statements.
 Yujun Xiao
FirstName LastNameYujun     Xiao Inc.
HUHUTECH     International Group
Comapany 16,
November  NameHUHUTECH
              2022            International Group Inc.
November
Page 6    16, 2022 Page 6
FirstName LastName
Business
Development opportunities, page 70

29.      We note your disclosure that    new production lines of domestic
fabrication plants ('fabs')
         will bring development opportunities for us as such new fabs may require high-purity.
         Please elaborate on how you determined that these will bring development opportunities.
Business
Marketing, page 76

30. Please explain how you determined that this Sales and Marketing disclosure is consistent with the operating expenses discussion in on page 61, which states
that    [s]elling expenses
         primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fees . . ."
Business
Leases, page 79

31. Please clarify whether you have written agreements for your leases mentioned in this section. Also, file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so. Regulation, page 89

32. Please revise throughout whether you applied for approval from the Ministry of
         Commerce related to the reorganization and whether approval is pending or has been granted. Please also clarify whether the referenced reorganization relates to the reorganization that was completed in January 2022 or the restructuring that was completed in March 2022 and revise the disclosures in the filing.
33. To the extent HUHU Japan conducts operations in Japan, please update this section to describe, as an example only, regulatory permissions to conduct its business. Refer to
         Item 4.B.8. of Form 20-F.
Management, page 90

34. Please clarify who is the current chairperson of the Board and revise throughout the filing.
35.      Explain whether Yujun Xiao   s business experience at Shanghai
Tongcheng Enterprise
         Management Co., Ltd, as described in the Related Party Transaction section, should be disclosed in this section.
36. Please revise throughout the filing to clarify which specific provisions will apply pursuant to your Amended and Restated Memorandum and Articles of Association, which is expected to take effect immediately prior to the effectiveness of your registration statement, as compared to the current Memorandum and Articles of Association. In addition, please file your Memorandum and Articles of Association as currently in effect
 Yujun Xiao
FirstName LastNameYujun     Xiao Inc.
HUHUTECH     International Group
Comapany 16,
November  NameHUHUTECH
              2022            International Group Inc.
November
Page 7    16, 2022 Page 7
FirstName LastName
         as an exhibit and clarify that the Amended and Restated Memorandum and Articles of
         Association will be effective in connection with the completion of this offering.
37. Please describe whether there are any arrangements or understandings with respect to shareholders, customers, suppliers or others, pursuant to which any person referred to in the Management section was selected as a director or member of senior management.
         Refer to Item 6.A.5. of Form 20-F.
38. Please describe how your disclosure complies with Item 6.E. of Form 20-F and revise your filing throughout to clarify.
39. Please update to include compensation information for your directors. Refer to Item 6.B.
         of Form 20-F.
Related Party Transactions, page 94

40. Please update this section to reflect the information as of the date of the document, including any additional related parties. By way of example only, disclose your issuance of securities to related parties to the extent applicable. Refer to
Item 7.B. of Form 20-F.
Principal Shareholders, page 95

41. Please disclose whether your major shareholders currently have different voting rights, or an appropriate negative statement. Refer to Item 7.A.1. of Form 20-F.
42. Please describe any arrangements, known to you, the operation of which may at a subsequent date result in a change in control of the company. Refer to
Item 7.A.4. of
         Form 20-F.
Description of Share Capital, page 96

43. Please explain how your disclosure complies with the requirements of Items 10.A.4.,
         10.A.6., 10.B.6. and 10.B.8 of Form 20-F, and whether more fulsome disclosure is appropriate.
44.      Please explain how the discussions of Mergers and Similar Arrangements
and
         Shareholders    Suits and Protection of Minority Shareholders comply
with the
         requirements in Item 10.B.9 of Form 20-F.
Underwriting, page 116

45. Please provide applicable disclosure of Notice to Prospective Investors in the Cayman
         Islands and, to the extent applicable, Japan.
Expenses Related to this Offering, page 122

46.      Please revise to include transfer agents    fees, if any. Refer to
Instruction to Item 9.F. of
         Form 20-F.
 Yujun Xiao
HUHUTECH International Group Inc.
November 16, 2022
Page 8
Financial Statements
General, page F-1

47. Please provide interim financial statements in your next amendment. Refer to Item
       8.A(5) of Form 20-F for guidance.
Exhibit Index, page II-4

48. Please provide the filing fee table required by Item 601(b)(107) of Regulation S-K and revise your registration statement cover page accordingly.
49. Please clarify whether you have indemnification agreements with management and directors. If so, file the agreements as exhibits to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any other questions.




                                                           Sincerely,
FirstName LastNameYujun Xiao
                                                           Division of
Corporation Finance
Comapany NameHUHUTECH International Group Inc.
                                                           Office of
Manufacturing
November 16, 2022 Page 8
cc:       Yarona L. Yieh
FirstName LastName